

Mail Stop 3233

October 16, 2015

Via E-mail
Miguel Dotres
President
NAS Acquisition, Inc.
5881 NW 151 ST. Suite 216
Miami Lakes, FL 33014

     **Re:**    **NAS Acquisition, Inc.**
              **Post-Effective Amendment to Form S-1**
              **Filed September 30, 2015**
              **File No. 333-198776**

Dear Mr. Dotres:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 27

1. We note your disclosure on page 27 that OTM loaned $10,000 to one of its principals. Please revise your disclosure to describe the purpose of this loan and to identify the principal that received the loan and the specific maturity date.

Item 16. Exhibits and Financial Statement Schedules

2. We note your response to prior comment 1 stating that you will not proceed at this time with the acquisition of Jupiter Farms and Hagen Ranch. Please tell us why it is appropriate for you to continue to include Exhibit Nos. 10(a), (b), (i), (j), 23.3, and 23.4, or alternatively, please remove these exhibits from the registration statement.

Exhibit 5.1

3.  We note that counsel is opining on the General Corporation Law of the State of Delaware. We further note that NAS Acquisition, Inc. is incorporated in the State of Nevada. Please revise the opinion to have counsel opine on the laws of the jurisdiction in which the registrant is incorporated or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc:     Charles B. Pearlman, Esq.